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TD Private Client Wealth LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2023

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2023

Contents

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SEC FILE NUMBER
8-69105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/2022 (MM/DD/YY) AND ENDING 10/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD PRIVATE CLIENT WEALTH LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 VANDERBILT AVENUE, 22ND FLOOR
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Rosenthal	212-827-6840	richard.rosenthal@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TD PRIVATE CLIENT WEALTH LLC, as of 10/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HENRY CHEN
Notary Public - State of New York
NO. 01CH0004648
Qualified in New York County
My Commission Expires Mar 31, 2027

Notary Public

Signature:

Title: Finance & Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of TD Private Client Wealth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

12/22/2023

EY

EY has served as auditor since 2012

December 22, 2023

A member firm of Ernst & Young Global LLP

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2023

Assets

Cash	$	66,201,174
Cash deposited with clearing organizations		250,000
Cash and restricted cash		66,451,174
Accounts receivable		284,898
Receivables from affiliates		238,561
Other assets		934,686
Total assets	$	67,909,319

Liabilities and member's equity

Liabilities:

Unearned revenue	$	6,767,701
Payable to asset managers		1,300,595
Payables to affiliates		702,041
Legal reserves		2,490,000
Other payables		228,286
Total liabilities		11,488,623
Member's equity		56,420,696
Total liabilities and member's equity	$	67,909,319

See accompanying notes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2023

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as an Introducing Broker Dealer.

Pershing LLC acts as the clearing agent for the Company's trading activity and custodial broker for client assets through a fully disclosed clearing agreement.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Significant U.S. GAAP policies, which affect the determination of financial position and changes in member's equity are summarized below.

6

Notes to Statement of Financial Condition

October 31, 2023

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Certain expenses are based on accounting estimates from the Parent. See Note 3 – Related Party Transactions for additional information.

Cash and Restricted Cash

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash deposited with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC and is considered restricted from general use.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to third-party asset managers. These funds are received quarterly in advance and are paid to asset managers when earned. The Company's Payable to asset managers as of October 31, 2023 was $1,300,595.

Income Taxes

The Company, including its Parent and its affiliates, file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company is treated as a disregarded entity for U.S. tax purposes. During 2022, the Company adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which reduced the cost and complexity related to accounting for income taxes. As a result, the Company no longer calculates income taxes on its results as a separate legal entity.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2023

2. Accounting Changes

There were no applicable accounting pronouncements required to be adopted by the Company in the current fiscal year.

The following recent accounting pronouncements are effective for the Company in future years.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers"	The guidance in this Update requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts.	October 31, 2024	The guidance could impact the financial statements in a business combination.

3. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payment of direct expenses which are reimbursed by the Company. The Company has a payable to its Parent related to this services agreement of $704,200 as of October 31, 2023, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company has entered into an agreement with its Parent and TD Bank N.A. and TD Bank USA related to the deposit sweep agreement with Pershing LLC discussed in Note 1. The Company receives a marketing fee from TD Bank N.A. and TD Bank USA for arranging the sweep of cash to the Banks. The Company pays a servicing fee to TD Bank USA and reimburses TD Bank N.A. and TD Bank USA for FDIC expenses. The Company has a receivable from its Parent related to this

3. Related Party Transactions (continued)

agreement of $586,318 as of October 31, 2023, which is included with Payables to affiliates on the Statement of Financial Condition. The Company has a receivable from TD Bank USA related to this agreement of $238,561 as of October 31, 2023, which is included in Receivable from affiliates on the Statement of Financial Condition.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business. Legal provisions are established when it becomes probable that the Company will incur an expense and the amount can be reliably estimated, although it is possible the Company may incur additional losses and actual losses may vary significantly from estimates. Based on currently available information, the Company believes no further losses are reasonably possible in excess of the provision recorded as described below.

The Company and its corresponding affiliates (TD Securities (USA) LLC and Epoch Investment Partners, Inc.) are in discussions with the SEC to resolve a civil investigation into its compliance with records preservation requirements for business-related electronic communications stored on personal devices applicable to broker-dealer firms and investment advisers.

On November 27, 2023, the Company settled a matter with FINRA related to the failure to establish and maintain a supervisory system, including written procedures, reasonably designed to achieve compliance with the firm's obligation to review correspondence and internal communications. The Company agreed to pay $600,000 and undertake certain compliance remediations as part of the settlement.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2023

5. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2023, the Company's net capital, as defined, was $54,961,938, which exceeded the minimum requirement under SEC Rule 15c3-1 by $54,196,030. The ratio of aggregate indebtedness to net capital was 20.90%.

6. Subsequent Events

The Company has evaluated the impact of the events that have occurred subsequent to October 31, 2023 through December 22, 2023, the date the statement of financial condition was issued. Based on this evaluation, the Company has determined that none of the events were required to be recognized or disclosed in the statement of financial condition, except as disclosed in Note 4 above.